EXHIBIT 12

EXHIBIT 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in millions, except ratio)

Thirty-six weeks ended September 6, 2002
Income/(loss) before income taxes	$349
Loss/(income) related to equity method investees	2

351
Add/(deduct):
Fixed charges	139
Interest capitalized	(32)
Distributed income of equity method investees	16

Earnings available for fixed charges	$474

Fixed charges:
Interest expensed and capitalized (1)	$91
Estimate of the interest within rent expense	48

Total fixed charges	$139

Ratio of earnings to fixed charges	3.4

(1) “Interest expensed and capitalized” includes amortized premiums, discounts and capitalized expenses related to indebtedness.